                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   ----------


                                AMENDMENT NO. 1


                                       to

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               EL PASO CORPORATION
                       (Name of Subject Company (Issuer))

                          EL PASO CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                           9.00% EQUITY SECURITY UNITS
                         (Title of Class of Securities)

                                   28336L 20 8
                      (CUSIP Number of Class of Securities)

                               PEGGY A. HEEG, ESQ.
                               EL PASO CORPORATION
                                EL PASO BUILDING
                              1001 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 420-2600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                                   600 TRAVIS
                           3400 JPMORGAN CHASE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
        $ 328,325,000                                           $ 26,562


* Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, and based on the product of (i) $28.55, the average high and low prices of the 9.00% Equity Security Units (the "units") as reported on the New York Stock Exchange as of October 21, 2003 and (ii) 11,500,000 the total number of units outstanding at the close of business on October 21, 2003.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:  $26,562          Filing Party:  El Paso Corporation
                        ---------                       ---------------------

Form or Registration No.:  File No. 5-55241        Date Filed:  October 24, 2003
                           ----------------                     ----------------




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]   third-party tender offer subject to Rule 14d-1.
     [X]   issuer tender offer subject to Rule 13e-4.
     [X]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO



     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 24, 2003 by El Paso Corporation, a Delaware corporation ("El Paso"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to 11,500,000 of its outstanding 9.00% Equity Security Units ("Equity Security Units") for shares of its common stock, par value $3.00 per share ("Common Stock"), and cash upon the terms and subject to the conditions set forth in the Amended and Restated Confidential Offering Memorandum, dated November 19, 2003 (the "Offering Memorandum"), and in the related Amended and Restated Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(G) and (a)(1)(H) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer"). For each Equity Security Unit, El Paso will deliver (1) 2.5063 shares of Common Stock and (2) cash in the amount of $9.70 all as further described in the Offering Memorandum.


     The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "Summary - The Exchange Offer," is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

               (b) The information set forth in the Offering Memorandum in the sections titled "Summary - The Exchange Offer" and "Description of the Equity Security Units" is incorporated herein by reference.

               (c) The Equity Security Units are listed on the New York Stock Exchange ("NYSE") under the symbol EP PrA. The information set forth in the Offering Memorandum in the section titled "Price Range of Equity Security Units" is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

               (a) The name of the filing person is El Paso Corporation. El Paso is the subject company. The principal executive offices of El Paso are located at 1001 Louisiana Street, Houston, Texas 77002. Its telephone number is (713) 420-2600.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of El Paso:


NAME                                                 POSITION
----                                                 --------
John M. Bissell                                      Director
Juan Carlos Braniff                                  Director
James L. Dunlap                                      Director
Robert W. Goldman                                    Director
Anthony W. Hall, Jr.                                 Director
Ronald L. Kuehn, Jr.                                 Director, Chairman of the Board of Directors
J. Carleton MacNeil, Jr.                             Director
J. Michael Talbert                                   Director
Malcolm Wallop                                       Director
John Whitmire                                        Director
Joe B. Wyatt                                         Director
Douglas L. Foshee                                    President, Chief Executive Officer and Director
D. Dwight Scott                                      Executive Vice President and Chief Financial Officer
John W. Somerhalder II                               Executive Vice President and President, Pipeline Group
Peggy A. Heeg                                        Executive Vice President and General Counsel
Robert G. Phillips                                   President, El Paso Field Services
Randy L. Bartley                                     Chief Operating Officer and Interim President, El Paso Production Company
Robert W. Baker                                      Executive Vice President and President, El Paso Merchant Energy


     The business address and telephone number of each of the above directors and executive officers is c/o El Paso Corporation, 1001 Louisiana Street, Houston, Texas 77002, (713) 420-2600.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1)(i) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer" and "Description of the Equity Security Units" is incorporated herein by reference.

     (a)(1)(ii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer
                    - Terms of the Exchange Offer" and "Description of Our Capital Stock" is incorporated herein by reference.

     (a)(1)(iii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.




     (a)(1)(v) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

     (a)(1)(vi) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Withdrawals of Tenders" is incorporated herein by reference.

     (a)(1)(vii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer
                    - Withdrawals of Tenders" and "The Exchange Offer - Procedures for Exchanging Equity Security Units" is incorporated herein by reference.

     (a)(1)(viii)   The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange
                    Offer," "Summary - The Exchange Offer" and "The Exchange
                    Offer" is incorporated herein by reference.




     (a)(1)(x) The information set forth in the Offering Memorandum in the sections titled "Description of Our Capital Stock," "Description of the Equity Security Units" and "Comparison of Rights Between the Equity Security Units and Our Common Stock" is incorporated herein by reference.


     (a)(1)(xii) The information set forth in the Offering Memorandum in the section titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is incorporated hereby by reference.





ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


     (c)(3) On June 26, 2003, El Paso issued a press release announcing that it had executed two definitive settlement agreements that resolve the principal litigation and claims against El Paso relating to the sale or delivery of natural gas and/or electricity to or in the Western United States. In connection with the settlement agreements, El Paso agreed to issue approximately 26.4 million shares of its common stock on behalf of the settling parties. El Paso must issue the shares, in one or more transactions, upon notice from the State of California. El Paso's Current Report on Form 8-K dated July 9, 2003, which includes the June 26, 2003 press release, is incorporated herein by reference.



     (c)(4) On November 18, 2003, we filed a Current Report on Form 8-K reporting that he had announced the resignation of Rodney D. Erskine, President of El Paso Production Company, on November 14, 2003, and that Peggy A. Heeg, our General Counsel, will be leaving El Paso at the end of the year. Robert W. Baker, Executive Vice President of El Paso and President of El Paso Merchant Energy, will assume the General Counsel responsibilities effective January 1, 2004.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

               (a) The Exchange Offer involves the exchange of Equity Security Units for up to an aggregate of 28,822,450 shares of our Common Stock and up to an aggregate of $111,550,000 cash. We intend to fund the cash component of the exchange consideration from our available cash. In addition, El Paso will pay cash in lieu of fractional shares. We intend to fund any such cash payment from our available cash. The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS.

               (a) The following financial statements and financial information are incorporated herein by reference:

                    (1) The audited financial statements of El Paso and related notes thereto set forth on pages 87 through 190 of El Paso's Current Report on Form 8-K filed September 23, 2003.


                    (2) The unaudited financial statements of El Paso and related notes thereto set forth on pages 1 through 41 of El Paso's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, on pages 1 through 53 of El Paso's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and on pages 1 through 54 of El Paso's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.



                    (3) El Paso's ratio of earnings to fixed charges for the five years ended 2002 and the nine months ended September 30, 2003 and 2002 set forth on Exhibit 12.1 to El Paso's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.



                    (4) The book value of the Common Stock at September 30, 2003 was $11.27 per share.

     Copies of the financial statements incorporated herein by reference pursuant to clause (a) of this Item 10 can be obtained as provided in the section of the Offering Memorandum titled "Where You Can Find More Information."

               (b) The information set forth in the Offering Memorandum in the section titled "Summary - Unaudited Consolidated Pro Forma Financial Information" is incorporated herein by reference.

ITEM 12. EXHIBITS.


         (a)(1)(A)      Offering Memorandum, dated October 24, 2003.*

         (a)(1)(B)      Letter of Transmittal.*

         (a)(1)(C)      Notice of Guaranteed Delivery.*

         (a)(1)(D)      Form of Letter to Clients.*

         (a)(1)(E) Form of Letter to Registered Holders and Depository Trust Company Participants.*

         (a)(1)(F)      Form of Letter to Holders.*

         (a)(1)(G) Amended and Restated Offering Memorandum, dated November 19, 2003.

         (a)(1)(H)      Amended and Restated Letter of Transmittal.

         (a)(1)(I)      Notice of Guaranteed Delivery.

         (a)(1)(J)      Form of Letter to Clients.

         (a)(1)(K) Form of Letter to Registered Holders and Depository Trust Company Participants.

         (a)(1)(L)      Form of Letter to Holders.

         (a)(5)(A)      Press Release, dated October 24, 2003.*

         (a)(5)(B)      Press Release, dated November 19, 2003.

         (c) Report of J.P. Morgan Securities, Inc. dated October 21, 2003 (included as Schedule II to the Amended and Restated Offering Memorandum filed herewith as Exhibit (a)(1)(G)).

         (d)(1) Eighth Supplemental Indenture, dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (including form of Senior Note due August 16, 2007).*

         (d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*

         (d)(3) Pledge Agreement, dated as of June 26, 2002, among El Paso, The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary, and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*

         (d)(4) Remarketing Agreement, dated as of June 26, 2002, among El Paso, HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent, and Credit Suisse First Boston Corporation, as Remarketing Agent.*



         (f)            Not applicable.
-------------
* Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION

     (d)  Dividends. Not applicable.

     (e) Prior Public Offerings. The information set forth in the Offering Memorandum in the section titled "Description of the Equity Security Units" is incorporated herein by reference.

     (f)  Prior Stock Purchases. Not applicable.

SCHEDULE 13E-3, ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (b)  Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offering Memorandum is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION

     (c)  Different Terms. Not applicable.

     (d) Appraisal Rights. The information set forth in the Offering Memorandum in the sections titled "Summary - The Exchange Offer" and "The Exchange Offer - No Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of El Paso.

     (f) Eligibility for Listing or Trading. The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "The Exchange Offer - Conditions to the Exchange Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)  Transactions.





     Douglas L. Foshee entered into a letter agreement with El Paso effective September 1, 2003. Under this agreement, Mr. Foshee serves as President, Chief Executive Officer and a director of El Paso and receives an annual salary of $900,000. Mr. Foshee is also eligible to earn a target bonus amount equal to 100% of his annual salary (a maximum bonus of 200% of salary) based on El Paso's and his performance as determined by the Compensation Committee. Mr. Foshee will receive the additional employee benefits which are available to senior executive officers. In addition, on the start date of his employment, Mr. Foshee was granted 1,000,000 options to purchase our common stock and 200,000 shares of restricted stock. The options will time vest pro-rata over a five-year period. The shares of restricted stock have both time and performance vesting provisions. Depending on the company's performance relative to its peers, the number of shares Mr. Foshee may actually receive is between zero and 300,000 shares. The time vesting of the restricted stock will be pro-rated over a five-year period. On his start date, Mr. Foshee received common stock with a value of $875,000 and an additional cash payment of $875,000. Mr. Foshee may not pledge or sell the common stock received as part of the sign-on bonus for a period of two years from the grant date. If Mr. Foshee's employment is involuntarily terminated not for cause, Mr. Foshee will receive a lump sum payment of two years base pay and target bonus. Mr. Foshee will also receive a lump sum payment of three years base pay and maximum bonus upon a change of control.






     As part of the merger with Sonat, El Paso entered into a termination and consulting agreement with Ronald L. Kuehn, Jr., dated October 25, 1999. Under this agreement, Mr. Kuehn served as the non-executive Chairman of El Paso's Board of Directors through December 31, 2000, and received a fee of $20,833 per month from October 25, 1999 through December 31, 2000. In addition, Mr. Kuehn received the perquisites that were available to him prior to the merger with Sonat pursuant to this agreement, as well as non-cash compensation available to other non-employee directors. Starting on October 25, 1999, and for the remainder of his life, Mr. Kuehn will receive certain ancillary benefits made available to him prior to the merger with Sonat, including the provision of office space and related services, and payment of life insurance premiums sufficient to provide a death benefit equal to four times his base pay as in effect immediately prior to October 25, 1999. Mr. Kuehn and his eligible dependents will also receive retiree medical coverage. El Paso maintained a collateral assignment split-dollar life insurance policy to provide for the death benefit for Mr. Kuehn to satisfy its obligation to provide the life insurance referenced above. In January 2003, El Paso released the collateral assignment on the policy. El Paso recovered $1,116,303 from the policy's cash surrender value for premiums paid by El Paso and its predecessors for Mr. Kuehn under the policy and gave up the right to recoup $881,588, which was left in the policy to provide coverage under the policy until age 95. The release of the collateral assignment and the right to recoup $881,588 was treated as a transfer of property to Mr. Kuehn subject to ordinary income tax. El Paso paid Mr. Kuehn $619,723 to satisfy the tax liabilities related to the transfer of the policy. In March 2003, Mr. Kuehn, in an interim capacity, replaced Mr. Wise as Chief Executive Officer of El Paso. At that time, El Paso entered into an employment agreement with Mr. Kuehn effective upon his appointment as interim Chief Executive Officer of El Paso. Mr. Kuehn has also served as Chairman of the Board of El Paso since March 2003. Under his employment agreement, Mr. Kuehn received a monthly salary of $100,000 and was eligible to earn a target bonus amount equal to 100% of his annual salary based on El Paso's and his performance as determined by the compensation committee. Pursuant to his employment agreement, on the date Mr. Foshee began as the permanent chief executive officer of El Paso, Mr. Kuehn received a pro-rated portion of his target bonus based on the number of months he served as the interim chief executive officer in the amount of $600,000 and a termination payment in the amount of $100,000 for the time he served as interim chief executive officer. Mr. Kuehn's employment agreement also provided for an award of 125,000 nonqualified stock options to purchase shares of common stock and 50,000 shares of restricted stock of El Paso under the 2001 Omnibus Incentive Compensation Plan. His stock options vested and all restrictions on his restricted stock lapsed on the date Mr. Foshee began as the permanent Chief Executive Officer.





     (b)  Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. On February 18, 2003, Selim Zilkha, a stockholder of El Paso, announced his intention to initiate a proxy solicitation to replace El Paso's entire board of directors with his own nominees, and on March 11, 2003, Mr. Zilkha filed his preliminary proxy statement to that effect with the SEC. At El Paso's 2003 annual meeting of stockholders, El Paso's stockholders voted to elect El Paso's twelve director nominees standing for re-election, thereby rejecting the slate of nominees presented by Selim Zilkha in connection with his proxy contest.


SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS


     (a) Purposes. The information set forth in the Offering Memorandum in the sections titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is incorporated herein by reference.



     (b) Alternatives. The information set forth in the Offering Memorandum in the section titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is incorporated herein by reference.



     (c) Reasons. The information set forth in the Offering Memorandum in the section titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is incorporated herein by reference.



     (d) Effects. The information set forth in the Offering Memorandum in the sections titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is incorporated herein by reference.


SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION


     (a) Fairness. The information set forth in the Offering Memorandum in the section titled "Special Factors--Fairness of the Exchange Offer" is incorporated herein by reference.



     (b) Factors Considered in Determining Fairness. The information set forth in the Offering Memorandum in the section titled "Special Factors--Fairness of the Exchange Offer" is incorporated herein by reference.



     (c) Approval of Security Holders. The information set forth in the Offering Memorandum in the section titled "Special Factors--Fairness of the Exchange Offer" is incorporated herein by reference.



     (d) Unaffiliated Representative. The information set forth in the Offering Memorandum in the section titled "Special Factors--Fairness of the Exchange Offer" is incorporated herein by reference.



     (e) Approval of Directors. The information set forth in the Offering Memorandum in the section titled "Special Factors--Fairness of the Exchange Offer" is incorporated herein by reference.


     (f)  Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


     (a) Report, Opinion or Appraisal. The information set forth in the Offering Memorandum in the section titled "Special Factors -- Analyses Performed by JPMorgan" is incorporated herein by reference.



     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offering Memorandum in the section titled "Special Factors -- Analyses Performed by JPMorgan" is incorporated herein by reference.



     (c) Availability of Documents. The information set forth in the Offering Memorandum in the section titled "Special Factors -- Analyses Performed by JPMorgan" is incorporated herein by reference.


SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (c) Expenses. The following is an estimate of fees and expenses incurred or to be incurred in connection with the Exchange Offer. We will be responsible for paying all such fees and expenses.


Legal Fees                                                              $200,000
Accountant's Fees                                                       $ 10,000
Printing and Mailing                                                    $140,000
Filing Fees                                                             $ 30,000
Information Agent's Fees                                                $ 10,000
Exchange Agent's Fees                                                   $ 10,000
Miscellaneous                                                           $100,000
                                                                        --------
Total                                                                   $500,000
                                                                        ========


SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION

     (d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable

     (e) Recommendations of others. Neither we nor our board of directors makes any recommendation to you with respect to the exchange offer, and no person has been authorized by us or by our board of directors to make any such recommendation.

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (b) Employees and Corporate Assets. The information in the sections titled "The Exchange Offer - Exchange Agent" and "The Exchange Offer - Information Agent" is incorporated herein by reference.



                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            EL PASO CORPORATION


                                            By: /s/ D. Dwight Scott
                                               ---------------------------------
                                            Name:  D. Dwight Scott
                                            Title: Executive Vice President and
                                                   Chief Financial Officer



Dated: November 19, 2003

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------

(a)(1)(A)               Offering Memorandum, dated October 24, 2003.*

(a)(1)(B)               Letter of Transmittal.*

(a)(1)(C)               Notice of Guaranteed Delivery.*

(a)(1)(D)               Form of Letter to Clients.*

(a)(1)(E)               Form of Letter to Registered Holders and Depository
                        Trust Company Participants.*

(a)(1)(F)               Form of Letter to Holders.*

(a)(1)(G)               Amended and Restated Offering Memorandum, dated November
                        19, 2003.

(a)(1)(H)               Amended and Restated Letter of Transmittal.

(a)(1)(I)               Notice of Guaranteed Delivery.

(a)(1)(J)               Form of Letter to Clients.

(a)(1)(K)               Form of Letter to Registered Holders and Depository
                        Trust Company Participants.

(a)(1)(L)               Form of Letter to Holders.

(a)(5)(A)               Press Release, dated October 24, 2003.*

(a)(5)(B)               Press Release, dated November 19, 2003.

(c)                     Report of J.P. Morgan Securities, Inc. dated October 21,
                        2003 (included as Schedule II to the Amended and
                        Restated Offering Memorandum filed herewith as Exhibit (a)(1)(G)).

(d)(1)                  Eighth Supplemental Indenture, dated as of June 26,
                        2002, between El Paso and HSBC Bank USA, as successor to
                        JPMorgan Chase Bank (formerly known as The Chase
                        Manhattan Bank), as Trustee (including form of Senior
                        Note due August 16, 2007).*

(d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan
                        Chase Bank, as Purchase Contract Agent.*

(d)(3)                  Pledge Agreement, dated as of June 26, 2002, among El
                        Paso, The Bank of New York, as Collateral Agent,
                        Custodial Agent and Securities Intermediary, and HSBC
                        Bank USA, as successor to JPMorgan Chase Bank, as
                        Purchase Contract Agent.*

(d)(4)                  Remarketing Agreement, dated as of June 26, 2002, among
                        El Paso, HSBC Bank USA, as successor to JPMorgan Chase
                        Bank, as Purchase Contract Agent, and Credit Suisse
                        First Boston Corporation, as Remarketing Agent.*

(f)                     Not applicable.



-------------

* Previously filed.